CONFIDENTIAL TREATMENT REQUESTED BY ALAMOS GOLD INC.

ALAMOS GOLD INC.

TSX.AGI – NYSE.AGI

CERTAIN PORTIONS OF THIS LETTER HAVE BEEN OMITTED FROM THE VERSION FILED VIA EDGAR. CONFIDENTIAL TREATMENT HAS BEEN REQUESTED PURSUANT TO RULE 83 OF THE COMMISSION’S RULES ON INFORMATION AND REQUESTS WITH RESPECT TO THE OMITTED PORTIONS.

December 18, 2013

BY EDGAR

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549-4628

Attention: Tia L. Jenkins

Senior Assistant Chief Accountant

Office of Beverages, Apparel, and Mining

Re:	Alamos Gold Inc.
Form 40-F for Fiscal Year Ended December 31, 2012
Filed March 29, 2013
File No. 001-35783

Dear Ms. Jenkins:

We hereby acknowledge receipt of the comment letter dated December 5, 2013 (the “Comment Letter”) from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) concerning the above captioned Annual Report on Form 40-F for the fiscal year ended December 31, 2012 (the “40-F”).

Because of the commercially sensitive nature of certain information contained in Appendix “A”, Appendix “A” is being confidentially submitted pursuant to Rule 83 of the Commission’s Rules on Information and Requests, 17 C.F.R. § 200.83. Our response is being provided to the Staff in its entirety. We have submitted a separate letter to the Staff in connection with the confidential treatment request, a copy of which has been provided to the Office of Freedom of Information and Privacy Act Operations. Please note that the version of this letter filed via EDGAR omits confidential information included in the unredacted version delivered to the Staff in hard copy, and the redactions have been noted in the EDGAR version by bracketed asterisks (“[*]”).

We submit this letter in response to the Comment Letter. For ease of reference, we have reproduced the text of the comments in bold-face type below, followed by our responses.

1.	We note your disclosure that your dore bars consist of 60% to 80% gold and that silver is a minor by-product of your mining operations. Supplementally provide us with your silver production for the last three years. In addition provide us with your total refining costs for your gold and silver and include your by-product credits. In the event you used a gold equivalent grade or included by-product revenues in your filing, please disclose that fact and disclose the other commodities, the methods you used to calculate these equivalent values, and the associated parameters you used. This may include your assumed operating costs, metal prices, and/or metallurgical recoveries. We also note the disclosure of silver and gold values in some of your Mulatos mine reserve estimates. Please clarify if your reserve estimates include both gold and silver values.

Alamos Gold Inc.

130 Adelaide Street West, Suite 2200, Toronto, Ontario, Canada M5H 3P5

Phone: 416.368.9932 Fax: 416.368.2934 Canada/US toll-free: 1.866.788.8801

www.alamosgold.com

CONFIDENTIAL TREATMENT REQUESTED BY ALAMOS GOLD INC.

Response:

The Company’s silver production and related sales for the past 3 years and year-to-date in 2013 are as follows:

	Silver Ounces Produced	Sales Value (USD)	% of Gold Sales Revenue	Refining Costs	Transportation, Representative, Umpire & Other Costs	Sub- Total
January 1, 2013 – September 30, 2013	101,144	$2,387,000	1.04	$135,241	$338,200	$473,441
2012	158,592	$5,291,000	1.61	$176,805	$613,523	$790,328
2011	99,776	$4,152,000	1.77	$111,228	$448,213	$559,441
2010	86,283	$1,558,000	0.82	$110,128	$480,399	$590,527

In the table above, the Sales Value reflects the silver sold during the periods. These sales are offset against our refining and transportation costs as a by-product credit.

The Company does not disclose a gold equivalent grade.

The Company’s reserve estimates for the Mulatos project (our only producing asset) are based on gold only. We do not disclose gold equivalent ounces in our reserves for this project (given that the silver is immaterial by value at Mulatos). We separately disclose silver reserves and resources for our other projects.

2.	Please provide a copy of your smelting and/or refining agreements through which you receive revenue for your dore bars and other production.

Response:

The Company’s refining contract with Johnson Matthey is appended hereto as Appendix “A”.

3.	The cut-off grade is a critical component used to evaluate the potential of the mineral properties. We note your disclosure of the mineral reserve cut-off grade for the Mulatos Mine is determined as a net of process value of $0.10 per tonne for each model block, based on a $1,400 per ounce gold price, using the December 2012 resource and recovery model, and your 2013 budget costs, which are based on the actual cost figures from current mining operations. Please modify your filing and clearly state the 2013 budget costs used to develop your operating cost estimates, and the average metallurgical recovery expected. Please correct the date on the filing to 2012 and clarify whether this reserve estimate was a LG floating cone estimate as is implied by your net process value or if the volume to be mined is based on an actual pit design. Please clarify if this estimate was then sorted at a 0.30 g/t gold value to separate the ore from your low grade stockpile and waste materials. Please provide the operating costs used to estimate your underground reserves. In establishing your cut-off grade, your disclosure must realistically reflect the location, deposit scale, continuity, assumed mining method, metallurgical processes, costs, and reasonable metal prices, i.e. based on a three-year historic average.

Alamos Gold Inc.

130 Adelaide Street West, Suite 2200, Toronto, Ontario, Canada M5H 3P5

Phone: 416.368.9932 Fax: 416.368.2934 Canada/US toll-free: 1.866.788.8801

www.alamosgold.com

CONFIDENTIAL TREATMENT REQUESTED BY ALAMOS GOLD INC.

Response:

The Company’s reserve estimate for Mulatos is not based on a Lerchs Grossman (LG) or floating cone method, and we do not imply such in our reporting. The Company’s open pit reported reserves are design pit contained, and we will modify the footnote to the mineral reserve table to reflect this in our future 40-F filings.

The Company does not report reserves at the Mulatos mine based on a 0.3 gram per tonne gold cut-off, or any other gold grade cut-off. We do not report a low grade stockpile, or any other stockpile subset. The selection of ore for stockpile is based on ore type which reflects a recovery range, rather than gold grade cut-off or a particular economic cut-off value.

The Company reports reserves at the Mulatos Mine based on an economic cut-off of $0.10/tonne net of process plus G&A profit, and is determined based on gold as the single saleable metal. Stockpiled material meets the same economic cut-off, but is stockpiled based on gold metallurgical recovery.

The Company does not report its Mineral Reserves at a gold grade cut-off. As such, the Company’s reporting is in accordance with the requirements of National Instrument 43–101 Standards of Disclosure for Mineral Projects (“NI 43–101”), which makes reference to the definitions for mineral reserves established by the Canadian Institute of Mining, Metallurgy and Petroleum (“CIM”). The CIM sub-divides mineral reserves into proven and probable mineral reserve categories. According to CIM, the category to which a mineral reserve estimate is assigned depends on: the level of confidence in the geological information available on the mineral deposit; the quality and quantity of data available on the deposit; the level of detail of the technical and economic information which has been generated about the deposit, and the interpretation of the data and information. The CIM defines “mineral reserve” as follows:

“A Mineral Reserve is the economically mineable part of a Measured or Indicated Mineral Resource demonstrated by at least a Preliminary Feasibility Study. This Study must include adequate information on mining, processing, metallurgical, economic and other relevant factors that demonstrate, at the time of reporting, that economic extraction can be justified. A Mineral Reserve includes diluting materials and allowances for losses that may occur when the material is mined.”

As the Company reports it Mineral Reserves for the Mulatos mine using a profit-based cut-off, applying budget costs within a design pit and employing a recovery model based on block-by-block estimation corroborated by 7 years of production reconciliation data, the Company’s mineral reserve reporting satisfies the NI 43-101 Mineral Reserve reporting requirements. The Company believes that reporting Mineral Reserves using a profit-based cut-off at $0.10/tonne exceeds the minimum requirement for demonstrating the potential for economic extractability, compared to a grade cut-off. The cut-off grade, or lowest grade of mineralized material considered economic to process, varies with material type, price, metallurgical recoveries, and operating costs. This cut-off grade would be equivalent to a net of process plus G&A profit value less than the $0.10/tonne applied by the Company. If a gold grade cut-off were applied at Mulatos, it would vary on a block-by-block basis depending upon the material type and metallurgical recovery.

The Company does not estimate silver grades in its resource estimation model for the Mulatos Mine. Therefore, a silver value is not applied to the design pit definition and block model ore values.

Alamos Gold Inc.

130 Adelaide Street West, Suite 2200, Toronto, Ontario, Canada M5H 3P5

Phone: 416.368.9932 Fax: 416.368.2934 Canada/US toll-free: 1.866.788.8801

www.alamosgold.com

CONFIDENTIAL TREATMENT REQUESTED BY ALAMOS GOLD INC.

4.	Please disclose the following information within or adjacent to your reserve tables:

•	A statement clarifying the extent to which your reserve estimates incorporate losses for mine dilution and mining recovery.

•	The cutoff grade used and the operating costs used to prepare this estimate.

•	The metallurgical recovery factor for each of your mines.

•	All historic three-year average commodity prices and currency conversion factors that were used to estimate your reserves.

•	The percentage of your ownership of each mine and a statement clarifying whether quantities disclosed are for the entire mine/deposit or just your share.

•	A statement indicating whether your resource estimates are inclusive or exclusive of your reserve estimates.

Response:

Underground Mineral Reserves incorporate 5% mining loss and 10% dilution, as stated in footnote 6 of the Mineral Reserve table found in the 40-F.

Dilution and ore loss are not considered for the open pit reported Mineral Reserves at the Mulatos Mine. As described on page 158 of the Company’s December 21st, 2012 technical report for the Mulatos Mine, filed on SEDAR on January 13, 2013 (the “2012 Technical Report”), the Mulatos Mine reports 2% positive tonnage reconciliation and 7% positive gold grade reconciliation, since the start of production in 2004. Therefore, the Company does not consider that an additional open pit mining dilution and recovery factor is required when stating its open pit Mineral Reserves. These factors may be incorporated in the future if warranted by regular mine reconciliation studies.

The Company’s open pit Mineral Reserves are calculated by a net value method with a $0.10 net of process plus G&A profit threshold. The choice of this method is described in the response to Question 3, above. The Company does not publicly disclose future operating cost estimates, which is consistent with the practices of the Company’s peer group of operating mining companies. The Company separately discloses current operating costs as part of our regular financial reporting, and future cost estimates where this disclosure is required under NI 43-101. The Company does not wish to report future operating cost estimates for its operating Mulatos Mine as such information is commercially sensitive, and its disclosure may compromise the Company’s ability to achieve its business objectives.

The Company does not calculate its reserves based on a single metallurgical recovery factor, or a metallurgical recovery based on past production. During our drilling programs, all samples are analyzed for gold by the fire assay method, as presented in the 2012 Technical Report. In addition, all samples exceeding 0.5 ppm Au are also analyzed for cyanide soluble gold by this method. Metallurgical recovery is estimated on a block-by-block basis, using the ratio of analytical values of cyanide soluble gold to gold determined by fire assay, and described on page 74 of the 2012 Technical Report. Model metallurgical recoveries reconcile extremely well with actual production over the Company’s last 7 years of production at the Mulatos Mine, to a level of agreement of 97.5%. This level of agreement supports the method of metallurgical recovery estimation. Design pit contained reserves are derived using the block-by-block metallurgical recovery factors. We will add a column titled “Process Metallurgical Recovery” to our Reserve disclosure tables in our future 40-F filings.

The Company has historically reported its Mineral Reserves at a discount to the three-year trailing average gold price, based on the daily closing gold price on the London Metal Exchange. The three-year

Alamos Gold Inc.

130 Adelaide Street West, Suite 2200, Toronto, Ontario, Canada M5H 3P5

Phone: 416.368.9932 Fax: 416.368.2934 Canada/US toll-free: 1.866.788.8801

www.alamosgold.com

CONFIDENTIAL TREATMENT REQUESTED BY ALAMOS GOLD INC.

trailing average of the daily close is the typical gold price reporting benchmark for the gold mining industry. The three-year average of the daily closing gold price was $1,487 per ounce as of December 31st, 2012. For the year ending December 31st, 2012, the Company reported Mineral Reserves at the Mulatos Mine using a $1,400 per ounce gold price, for Cerro Pelon and Yaqui at an $800 per ounce gold price, and underground reserves at $1,400 per ounce gold price. Our selection of Mineral Reserve reporting gold price is generally consistent with, or more conservative than, our peer group of gold mining companies.

The Company is the 100% owner of the Mulatos Mine, and all mineral deposits referenced in the Company’s 2012 Mineral Reserve and Resource statement included in the 40-F.

The Company reports its Mineral Resources exclusive of Mineral Reserves. We will add a note to the footnotes for the reserve table in our future 40-F filings.

5.	We note your disclosure of combined measured and indicated resource estimates for the Aği Daği and Kirazli Projects in this section of your filing. Combined measured and indicated resource estimates may be included in your filing, provided a separate tabulation of each resource category is provided elsewhere in your filing. Please revise your filing and disclose your measured and indicated resources separately along with your economic cutoff grade estimate.

Response:

The Company will amend the portion of the Mineral Resource statement noted by the Commission, and provide separate reporting of Measured, and Indicated, Mineral Resources in our future 40-F filings.

6.	We note you use the units-of-production method for determining depreciation related to certain mineral property, plant, and equipment based on estimated recoverable reserves over the life of the mine. Please expand your disclosures in future filings to clarify the “estimated recoverable reserves” that are used in your depletion base. In this regard, please specify whether the depletion base includes proven and probable reserves or estimates of mineral resources other than proven and probable reserves such as measured, indicated and inferred resources. To the extent that estimates of mineral resources other than proven and probable reserves are included in your depletion base, please quantify the amounts included for each type of resource estimate. Please provide draft disclosure to be included in future filings in your response.

Response:

The Company uses the units-of-production method for determining depreciation of certain mineral property, plant and equipment, based on estimated recoverable reserves. The Company includes proven and probable reserves only in the depletion base for calculation of estimated recoverable reserves, and does not include any estimate of measured and indicated mineral resources in the depletion base.

Therefore, the Company will update the “units-of-production amortization” policy as follows:

“The Company uses estimated proven and probable reserves as the basis for determining the amortization of certain mineral property, plant and equipment. This results in an amortization charge proportional to the depletion of the anticipated remaining mine life. These calculations require the use of estimates and assumptions, including the amount of proven and probable reserves.”

Alamos Gold Inc.

130 Adelaide Street West, Suite 2200, Toronto, Ontario, Canada M5H 3P5

Phone: 416.368.9932 Fax: 416.368.2934 Canada/US toll-free: 1.866.788.8801

www.alamosgold.com

CONFIDENTIAL TREATMENT REQUESTED BY ALAMOS GOLD INC.

7.	We note your disclosure indicating that pre-production expenditures are capitalized until the commencement of production. Please tell us how pre-production expenditures differ from your capitalized mine development costs. In addition, please expand your disclosures in future filings to clarify how you define “commencement of production”, including any specific criteria used to determine the start of production. Please provide a draft of your disclosure to be included in future filings.

Response:

Mine development costs are costs incurred to expand operating capacity, develop new ore bodies or develop mine areas. These costs are typically incurred during the construction period of a mine or new project. Pre-production expenditures relate to capital and operating expenditures incurred during the ramp up period of a mine, prior to the mine being substantially complete and ready for its intended use.

We assess each project to determine the point of commencement of production at that mine. We consider various relevant criteria to assess when the mine is substantially complete and ready for its intended use and moved into the production stage. Some of the criteria considered would include, but are not limited to, the completion of a reasonable period of testing of mine plant and equipment; the ability to produce minerals in saleable form; and the ability to sustain ongoing production of minerals. When a project commences production, the capitalization of certain mine construction costs ceases and costs are either capitalized to inventory or expensed, except for capitalizable costs related to property, plant and equipment additions or improvements, open pit stripping activities that provide a future benefit or underground mine development.

Therefore, the Company will update its accounting policy with respect to “mineral property acquisition and mine development costs” as follows:

“Property acquisition and mine development costs are recorded at cost. Mine development costs incurred to expand operating capacity, develop new ore bodies or develop mine areas in advance of current production are capitalized. Mine development costs related to current period production are recorded in inventory. Pre-production expenditures incurred prior to the mine being substantially complete and ready for its intended use are capitalized. Interest on financing attributable to mine development is capitalized to mine development costs while construction and development activities at the property are in progress.”

Each project is assessed to determine the point of commencement of production at the mine. Various relevant criteria are considered to assess when the mine is substantially complete and ready for its intended use and moved into the production stage. Some of the criteria considered include, but are not limited to, the completion of a reasonable period of testing of mine plant and equipment; the ability to produce minerals in saleable form; and the ability to sustain ongoing production of minerals. When a project commences production, the capitalization of certain mine construction costs ceases and costs are either capitalized to inventory or expensed, except for capitalizable costs related to property, plant and equipment additions or improvements, open pit stripping activities that provide a future benefit or underground mine development.

When the property is placed into production, those capitalized costs are included in the calculation of the amortization of mine development costs. Property acquisition and mine development costs are amortized by the units-of-production method based on estimated proven and probable recoverable reserves.

Alamos Gold Inc.

130 Adelaide Street West, Suite 2200, Toronto, Ontario, Canada M5H 3P5

Phone: 416.368.9932 Fax: 416.368.2934 Canada/US toll-free: 1.866.788.8801

www.alamosgold.com

CONFIDENTIAL TREATMENT REQUESTED BY ALAMOS GOLD INC.

8.	We note your policy disclosures indicating that exploration expenditures on non-producing properties having “development potential, as evidenced by a positive economic analysis, are treated as mine development costs and capitalized.” Please address the following points:

•	Tell us what qualifies as a “positive economic analysis”, specifying the types of analyses that would be included under this characterization.

•	Clarify whether these exploration expenditures are initially capitalized as exploration and evaluation assets and subsequently reclassified to mine development costs included in mineral property, plant and equipment upon establishment of a positive economic analysis.

•	Specify whether impairment testing is performed prior to reclassification out of exploration and evaluation assets.

Response:

•	The Company defines a “positive economic analysis” as being the point at which the Company has prepared an internal analysis such that mineral resources (as defined under 43-101) are identified on the property. This can include an internal analysis to support 43-101 mineral resources and reserves disclosures, or in the form of other economic analysis, such as a preliminary economic assessment within the meaning of NI 43-101.

•	Exploration expenditures are initially capitalized as exploration and evaluation expenditures and are subsequently reclassified to mine development costs upon determining that the technical feasibility and commercial viability of extracting a mineral resource are demonstrable. Mine development expenditures are expenditures incurred subsequent to the technical feasibility and commercial viability of extracting a mineral resource being demonstrated and prior to the mine being substantially complete and ready for its intended use. The demonstration of the technical feasibility and commercial viability is the point at which management determines that it will develop the project. This typically includes, but is not limited to, the completion of an economic feasibility study; the establishment of mineral reserves under 43-101; and the receipt of the applicable construction and operating permits for the project.

•	The carrying values of exploration and evaluation expenditures are reviewed periodically, when impairment factors exist, for possible impairment, based on the recoverable amount in accordance with IFRS 6. Prior to reclassification of exploration and evaluation expenditures (IFRS 6) to mine development costs (IAS 38 or IAS 16), the Company performs an impairment test, based on the recoverable amount.

In responding to our comments, please provide, in writing, a statement from the company acknowledging that:

•	the company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Alamos Gold Inc.

130 Adelaide Street West, Suite 2200, Toronto, Ontario, Canada M5H 3P5

Phone: 416.368.9932 Fax: 416.368.2934 Canada/US toll-free: 1.866.788.8801

www.alamosgold.com

CONFIDENTIAL TREATMENT REQUESTED BY ALAMOS GOLD INC.

Response: Attached as Appendix “B” to this letter is the requested statement.

*****

We appreciate your assistance in reviewing this response letter. Please direct all questions or comments regarding this filing to the undersigned at (416) 368-9932.

Sincerely,

Alamos Gold Inc.

By:	/s/ James Porter
Name:	James Porter
Title:	Chief Financial Officer

c.c.:	John McCluskey, Chief Executive Officer, Alamos Gold Inc.
Matthew Howorth, Vice President, Legal, Alamos Gold Inc.
Greg Fisher, Vice President, Finance, Alamos Gold Inc.
Paul Murphy, Director and Audit Committee Chairman, Alamos Gold Inc.
Don Linsdell, Ernst & Young LLP

Alamos Gold Inc.

130 Adelaide Street West, Suite 2200, Toronto, Ontario, Canada M5H 3P5

Phone: 416.368.9932 Fax: 416.368.2934 Canada/US toll-free: 1.866.788.8801

www.alamosgold.com

CONFIDENTIAL TREATMENT REQUESTED BY ALAMOS GOLD INC.

APPENDIX A

CONFIDENTIAL TREATMENT REQUESTED BY ALAMOS GOLD INC.

[*]

CONFIDENTIAL TREATMENT REQUESTED BY ALAMOS GOLD INC.

ALAMOS GOLD INC.

TSX.AGI – NYSE.AGI

APPENDIX B

December 18, 2013

BY EDGAR

Attention: Tia L. Jenkins

Senior Assistant Chief Accountant

Office of Beverages, Apparel, and Mining

Securities and Exchange Commission

Re:	Alamos Gold Inc.

Form 40-F for Fiscal Year Ended December 31, 2012

Filed March 29, 2013

File No. 001-35783

Reference is made to the Annual Report on Form 40-F for the fiscal year ended December 31, 2012 (File No. 001-35783) (the “Annual Report”) filed by Alamos Gold Inc. (the “Company”) on March 29, 2013 with the Securities and Exchange Commission (the “Commission”).

The Company acknowledges that the Company is responsible for the adequacy and accuracy of the disclosure in the Annual Report. The Company further acknowledges that comments of the staff of the Commission or changes to disclosure in response to such comments do not foreclose the Commission from taking any action with respect to the Annual Report. In addition, the Company further acknowledges that it may not assert the comments of the staff of the Commission as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Sincerely,

Alamos Gold Inc.

By:	/s/ James Porter
Name:	James Porter
Title:	Chief Financial Officer

Alamos Gold Inc.

130 Adelaide Street West, Suite 2200, Toronto, Ontario, Canada M5H 3P5

Phone: 416.368.9932 Fax: 416.368.2934 Canada/US toll-free: 1.866.788.8801

www.alamosgold.com